SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

INCYTE CORPORATION
(Name of Subject Company (Issuer))
INCYTE CORPORATION
(Names of Filing Persons (Issuer and Offeror))
COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)
45337C102
(CUSIP Number of Class of Securities)
Hervé Hoppenot
President and Chief Executive Officer
Incyte Corporation
1801 Augustine Cut-Off
Wilmington, Delaware 19803
(302) 498-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Stanton D. Wong Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Francisco, California 94111 (415) 983-1000	Stephen C. Ashley Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street New York, NY 10019-6131 (212) 858-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Incyte Corporation, a Delaware corporation, to purchase up to $1.672 billion in value of its common stock, $.001 par value, at a price not greater than $60.00 per share nor less than $52.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2024 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a)
The name of the issuer is Incyte Corporation, a Delaware corporation (the “Company”), and the address of its principal executive office is 1801 Augustine Cut-Off, Wilmington, Delaware 19803. The Company’s telephone number is (302) 498-6700.

(b)
The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)
The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a)
The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.
(a)
The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•
“Summary Term Sheet”;

•
“Introduction”;

•
Section 1 (“Number of Shares; Proration”);

•
Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•
Section 3 (“Procedures for Tendering Shares”);

•
Section 4 (“Withdrawal Rights”);

•
Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•
Section 6 (“Conditional Tender of Shares”);

•
Section 7 (“Conditions of the Tender Offer”);

•
Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•
Section 14 (“Material U.S. Federal Income Tax Consequences”);

•
Section 15 (“Extension of the Tender Offer; Termination; Amendment”); and

•
Section 16 (“Fees and Expenses”).

(b)
The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e)
The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (b) and (c)
The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”) is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)
The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)
None.

(d)
None.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) and (b)
The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)
The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.   FINANCIAL STATEMENTS.
(a) and (b)    Not applicable.
ITEM 11.   ADDITIONAL INFORMATION.
(a)
The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c)
The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a) (1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.   EXHIBITS.
Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated May 13, 2024.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release dated May 13, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed with the SEC on May 13, 2024).
(a)(5)(B)*	Summary Advertisement dated May 13, 2024.
(b)	Not Applicable.
(d)(1)	Incyte Corporation Amended and Restated 2010 Stock Incentive Plan, as amended on April 13, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 15, 2023).
(d)(2)	Form of Global Stock Option Agreement for Executive Officers under the Incyte Corporation Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).
(d)(3)	Form of Global Restricted Stock Unit Award Agreement under the Incyte Corporation Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).
(d)(4)	Form of Performance Share Award Agreement under the Incyte Corporation Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).
(d)(5)	Form of Nonstatutory Stock Option Agreement for Outside Directors under the Incyte Corporation Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).
(d)(6)	Form of Restricted Stock Unit Award Agreement for Outside Directors under the Incyte Corporation Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019).
(d)(7)	Form of Indemnity Agreement between the Company and its directors and officers (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 33 68138)).
(d)(8)	1997 Employee Stock Purchase Plan of Incyte Corporation, as amended on April 13, 2023 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 15, 2023).
(d)(9)	Form of Employment Agreement between the Company and Barry P. Flannelly (effective as of August 11, 2014), Christiana Stamoulis (effective as of February 11, 2019), Steven H. Stein (effective as of March 2, 2015), Vijay K. Iyengar (effective as of May 9, 2016), Pablo J. Cagnoni (effective as of June 7, 2023) and Sheila A. Denton (effective as of October 2, 2023) (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012).
(d)(10)	Form of Amended and Restated Employment Agreement, effective as of April 18, 2012, between the Company and Paula J. Swain (incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).

Exhibit Number	Description
(d)(11)	Offer of Employment Letter, dated December 14, 2018, from the Company to Christiana Stamoulis (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).
(d)(12)	Amended and Restated Employment Agreement between the Company and Hervé Hoppenot, dated as of October 25, 2019 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019).
(d)(13)	Offer of Employment Letter, dated April 21, 2023, from the Company to Pablo J. Cagnoni (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023).
(d)(14)	Registration Rights Agreement, dated as of February 12, 2016, between the Company and 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P. (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015).
(d)(15)	Incyte Corporation 2024 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-277043)).
(d)(16)	Form of Global Nonstatutory Stock Option Agreement for Executive Officers under the Incyte Corporation 2024 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-277043)).
(d)(17)	Form of Global Restricted Stock Unit Agreement under the Incyte Corporation 2024 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-277043)).
(d)(18)	Form of Performance Share Award Agreement under the Incyte Corporation 2024 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-277043)).
(d)(19)	Stock Purchase Agreement, dated as of May 12, 2024, between the Company and the persons listed in Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Company’s Tender Offer Statement on Schedule TO-C filed with the SEC on May 13, 2024).
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

*
Filed herewith

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
INCYTE CORPORATION
Dated: May 13, 2024	By:	/s/ Christiana Stamoulis Christiana Stamoulis Executive Vice President and Chief Financial Officer (Principal Financial Officer)